SEC FILE NUMBER 000-53598

CUSIP NUMBER 804136109

(Check One):

[   ] Form 10-K   [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q and Form 10-QSB [   ] Form N-SAR

For Period Ended: May 31, 2017

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

Sauer Energy, Inc.

Former Name if Applicable

Address of Principal Executive Office

(Street and Number)

1620 Emerson Avenue,

(City, State and Zip Code)

Oxnard, CA 93033

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report or transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. Certain information to be reported in the Form 10-KSB was not available by the filing date.

The Registrant’s limited staff and extra work and increased activities related to product manufacture precluded completion of the report within the prescribed time period without undue effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank J. Hariton                        (914)                                              674-4373

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(Name)                                  (Area Code)                                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]  Yes [   ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sauer Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:        July 14, 2017

By: /s/ Dieter Sauer

           Dieter Sauer, President